CENTREXION THERAPEUTICS CORPORATION

200 State Street

Boston, Massachusetts 02109

May 5, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:     Withdrawal of Registration Statement on Form S-1 (File No. 333-227902)

Dear Mr. Gabor:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Centrexion Therapeutics Corporation (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-227902), initially filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2018 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its common stock. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. The Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 152 promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Centrexion Therapeutics Corporation, 200 State Street, 6th Floor, Boston, Massachusetts 02109, Attn: Michael Ward, facsimile number (617) 428-4545, with a copy to Peter N. Handrinos, Latham & Watkins LLP, 200 Clarendon Street, Boston, Massachusetts 02116, facsimile number (617) 948-6001.

In addition, the Company requests that its registration statement on Form 8-A (File No. 001-38732), filed with the Commission on November 5, 2018, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company also requests that its confidential treatment application be withdrawn as of the date hereof or at the earliest practicable date hereafter and requests the return of all materials submitted to the Commission with respect to such application. Please return these materials to Peter N. Handrinos, Latham & Watkins LLP, 200 Clarendon Street, Boston, Massachusetts 02116.

Should you have any questions regarding these matters, please contact the undersigned at (617) 837-6911 or Peter N. Handrinos of Latham & Watkins LLP at (617) 948-6060.

Very truly yours, CENTREXION THERAPEUTICS CORPORATION

By:	/s/ Jeffrey B. Kindler
Name: Jeffrey B. Kindler Title: Chief Executive Officer